Mail Stop 3030

                                                                 July 5, 2018

     Via E-mail
     Jamie S. Miller
     Senior Vice President and Chief Financial Officer
     General Electric Company
     41 Farnsworth Street
     Boston, Massachusetts 02210

            Re:    General Electric Company
                   Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018
                   Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 1, 2018
                   File No. 001-00035

     Dear Ms. Miller:

            We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Form 10-K for the Fiscal Year Ended December 31, 2017

     General

     1. In a letter to the staff dated July 30, 2015, you discussed limited contacts with Sudan and
            Syria. As you know, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls.
            Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues,
 Jamie S. Miller
General Electric Company
July 5, 2018
Page 2

       assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 18

2. When presenting firm backlog in future filings, separately disclose the portion thereof not expected to be filled within the current year. Refer to Item 101(c)(1)(viii) of
       Regulation S-K.

Power   Commentary: 2017-2016 and 2016-2015, page 31

3. In future filings, disclose any material known trends driving the variability in AGP upgrades.

Aviation   Commentary: 2017-2016 and 2016-2015, page 43

4. We note your disclosure regarding continued growth in air travel for the periods presented. In future filings, disclose any material known trends that have caused the declining equipment revenues for the years presented.

GE Corporate Items and Eliminations, page 58

5. In future filings revise to clarify the difference between the restructuring and other charges included in the tables on pages 58 and 96 and the amounts included on page 60.

Liquidity Sources, page 72

6. We note your disclosure that GE cash and equivalents includes $7.0 billion at BHGE.
       Indicate in future filings how you would access that cash. Disclose any restrictions and how any such restrictions or payment of a pro rata dividend would impact your cash and liquidity.

7. We note the disclosure in the last sentence of the first paragraph of this section. Given your disclosure that GE Capital does not expect to make a common share dividend distribution to GE for the foreseeable future, disclose the circumstances under which
       GE Capital has the right to compel GE to borrow under the disclosed credit lines and transfer the proceeds as loans to GE Capital. If GE Capital could require you to increase your indebtedness without increasing its cash flows to you, please include appropriate risk factor disclosure.
 Jamie S. Miller
General Electric Company
July 5, 2018
Page 3

8. In your future filings that contain your cash and equivalents table, please add a number that shows the cash and cash equivalents available to GE without accessing the cash at
       BHGE and without the cash that may be restricted as indicated in footnote (a) to your current table.

Cash Flows, page 79

9. We note from the final transcript of the Insurance Update Call from January 16, 2018 the statements that "previously, the GE Capital preferred stock carried back-to-back terms with the GE parent" and that you are "modifying the GE Capital internal preferred stock to be mandatorily convertible to effectively strengthen GE Capital's common equity." If this conversion is a known trend, revise your future filings to indicate the impact and status of this conversion. For example, if this means that after such conversion, GE
       Capital would no longer pay preferred stock dividends to GE and that GE would have to rely on its own cash flows to pay dividends on the preferred shares held by outside investors, please make that clarification.

Supplemental Information

GE Industrial Structural Costs and GE Industrial Structural Costs, Excluding Acquisitions and
Dispositions (Non-GAAP), page 96

10. We reference your non-GAAP measure of Industrial structural costs. Please explain to us the purpose of this measure, what it is intended to represent and why you believe it is useful to investors. Explain how you determined the significant adjustment for segment variable costs and the reason that the adjustment for corporate restructuring and other charges does not agree to the amount reported on page 60.

GE Industrial Operating + Verticals Earnings and EPS (Non-GAAP), page 98

11. Please tell us how you determined the adjustment of $(557) for GE capital other continuing earnings (loss) (Other Capital) for the measure of verticals earnings.

GE Industrial Return on Total Capital (GE Industrial ROTC) (Non-GAAP), page 101

12. Please explain to us how you determined the average debt amounts for purposes of your non-GAAP measure of adjusted GE Industrial capital.

Risk Factors

Funding & liquidity, page 109

13. We note your recent statement that your dividend will be a function of free cash flows and cash from dispositions. Expand your risk factor disclosure in future filings to address
 Jamie S. Miller
General Electric Company
July 5, 2018
Page 4

       material risks to your dividend from your funding and liquidity, including, as appropriate, from any changes to your credit ratings or other factors that may impact borrowing terms.


Form 10-Q for the Quarterly Period Ended March 31, 2018

Management's Discussion & Analysis of Financial Condition and Results of Operations

Other Terms Used By GE, page 5

14. We note that your discussion of backlog includes firm purchase orders that have not yet been received. Please explain to us why orders not yet received would be considered firm purchase orders. Refer to the guidance in Item 101(c)(viii) of Regulation S-K.

Consolidated Results, page 8

15. We reference your non-GAAP measure of organic industrial segment revenues excluding
       Power and Oil & Gas segments. In future filings, please provide the reconciliation required by Item 10(e) of Regulation S-K.

Supplemental Information, page 43

16. In the tables on pages 45 and 46 you present the measures entitled Operating earnings
       (GAAP), Operating EPS (GAAP), GE Industrial operating earnings (GAAP), and
       GE Industrial operating EPS (GAAP) which appear to be non-GAAP measures as they exclude amounts that are included in the most directly comparable GAAP measure.
       Please revise your presentation in future filings to correctly label the measures as non-GAAP and to provide all disclosures required by Item 10(e) of Regulation S-K.

17. Further, we note that Item 10(e)(1)(ii)(E) of Regulation S-K prohibits you from using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Tell us how your use of the titles
       Operating earnings and Operating EPS, which are accepted U.S. GAAP terms, complies with that guidance, or revise your presentation in future periods to comply.

18. Please tell us how you determined each of the adjustments for GE Industrial U.S. tax reform enactment in the table on page 45.
 Jamie S. Miller
General Electric Company
July 5, 2018
Page 5

Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Accounting Changes, page 62

19. We note your discussion of the impact of the new revenue accounting guidance on your
       (i) long-term service agreements, (ii) aviation commercial engines, and
(iii) all other large
       equipment. In the long-term service contracts discussion on page 63 you appear to attribute the entire $8.3 billion reduction in your contract assets to the change in accounting for these agreements, but in the following section you attribute $1.8 billion of the reduction in contract assets to the change in accounting for aviation commercial engines. Further, in your Form 8-K filed April 13, 2018, referenced in this note, you disclose a $1.0 billion reduction in 2017 Renewable Energy segment revenues, a business you indicate was most significantly impacted by the change in accounting for all other large equipment. To help us better understand your accounting change, please quantify for us the change in your 2017 and 2016 revenues, the change in your beginning retained earnings at January 1, 2016 and the change in contract assets at December 31, 2017 resulting from the ASC 606 required changes in accounting for each of your (i) long-term service agreements, (ii) aviation commercial engines, and (iii) all other large equipment.

20. In future filings, please disclose the underlying reason for the accelerated timing of revenue recognition for All Other Large Equipment and explain how the timing of transfer of control differs from the transfer of risks and rewards. Explain to us, in quantified detail, the impact of this change on your financial statements.

Note 9. Revenues, page 74

21. For performance obligations satisfied over time, please explain to us how you considered the requirements of ASC 606-10-50-17 and 50-20 related to disclosing the significant judgments, methods, inputs and assumptions used in determining transaction prices, estimating variable consideration, and allocations to performance obligations.

22. As a related matter we note from your disclosure on page 40 that you limit the amount of variable consideration used to estimate transaction price such that it is improbable that a significant revenue reversal will occur in future periods. Explain to us the types of variable consideration to which the constraint is applied and how the uncertainty about the amount of consideration is resolved. Also explain to us how you considered the guidance in ASC 606-10-50-12b and 606-10-50-15 related to disclosure of variable consideration.

23. We note your disclosure that you receive progress payments from customers for large equipment purchases, which is generally to reserve production slots. Please tell us how
 Jamie S. Miller
General Electric Company
July 5, 2018
Page 6

       you considered ASC 606-10-32-15 in determining whether a significant financing component exists.

Note 19. Commitments, Guarantees, Product Warranties and Other Loss
Contingencies

Other Loss Contingencies, page 93

24. We note that you recorded a reserve of $1.5 billion during the first quarter of 2018 in connection with the DOJ's ongoing investigation regarding potential violations of
       FIRREA by WMC and GE Capital. In future filings, disclose the specific underlying events and circumstances that resulted in this reserve. In addition, we note your discussion of the possibility that WMC will file for bankruptcy in the event of an adverse finding in the TMI case. Please revise future filings to address how this could impact your WMC reserve.

        You may contact Julie Sherman at (202) 551-3640, or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3528
with any other questions.


                                                           Sincerely,

                                                           /s/ Amanda Ravitz

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Electronics and Machinery


cc:    Christoph A. Pereira, Esq.
       Vice President, Chief Corporate, Securities & Finance Counsel